Exhibit 99.1

For immediate release

LION ELECTRIC CLOSES BUSINESS COMBINATION WITH NORTHERN GENESIS ACQUISITION CORP. AND WILL DEBUT AS A PUBLICLY TRADED COMPANY

MONTREAL, QUEBEC - May 6, 2021 – Lion Electric (“Lion” or the “Company”), a leading manufacturer of all-electric medium and heavy-duty urban vehicles, and Northern Genesis Acquisition Corp. (“NGA”) (NYSE: NGA), a special purpose acquisition company, announced today the completion of their previously announced business combination (the “Business Combination”). The Business Combination was approved by NGA stockholders at a special meeting held on April 23, 2021. Beginning on May 7, 2021, Lion’s common shares are scheduled to begin trading on the New York Stock Exchange (the “NYSE”) and the Toronto Stock Exchange (the “TSX”) under the new symbol “LEV”, and its warrants are scheduled to begin trading on the NYSE under the new symbol “LEV WS” and on the TSX under the new symbol “LEV.WT.”

The transaction, including the concurrent private placement (PIPE), resulted in proceeds of approximately U.S. $490 million to Lion, after payment of transaction expenses. Approximately U.S. $90 million of the net proceeds were used to repay outstanding credit facilities and debt instruments. The remainder of the net proceeds of the transaction are expected to be used to finance Lion’s growth strategy, including the planned expansion of the Company’s U.S. manufacturing capacity, the continued development of advanced battery systems, the planned construction of a highly automated battery system assembly factory in Québec and other general corporate purposes.

“Today marks a big step forward in the evolution of Lion, as we accelerate our growth strategy to continue selling all-electric medium and heavy-duty urban vehicles on the cutting edge of technology, while developing new ones,” said Marc Bédard, CEO – Founder of Lion. “We thank NGA, our investors and our Board of Directors for sharing and supporting our mission of being the leader in our industry as well as our vision which aims at improving our society, our environment and, above all, the quality of life of all around us”.

Pierre Larochelle, the Chairman of the Board said, “We are excited to see this transaction successfully realized and congratulate the entire Lion team on this important milestone. We look forward to accelerating the development of Lion, and I believe we have the right strategy, culture and people to deliver growth and build value for our clients, employees, communities and shareholders”.

Marc Bédard will continue to lead Lion’s management team, overseeing the Company’s strategic growth initiatives and expansion. He will be supported by Lion’s existing executive officers: Nicolas Brunet, Executive Vice-President & Chief Financial Officer,

The Lion Electric Co 921, chemin de la Rivière-du-Nord, Saint-Jérôme, QC, J7Y 5G2

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Yannick Poulin, Chief Operating Officer and François Duquette, Vice President, Chief Legal Officer and Corporate Secretary.

Marc Bédard and Pierre Larochelle will be joined by Northern Genesis’ Ian Robertson and Chris Jarratt on a newly formed board of directors consisting of eight directors, including six existing Lion Board members.

Ian Robertson, cofounder of Northern Genesis, commented “Lion now has a strong group of shareholders who are excited by its electric vehicles, its business model and opportunities for continued growth. Chris Jarratt and myself look forward to joining the Board of Directors and working with management of Lion as it embarks on the next stage of its life as a public company”.

As previously disclosed, following the closing of the Business Combination, Lion expects to file with the Autorité des marchés financiers a final non-offering prospectus to become a reporting issuer under the Securities Act (Québec).

National Bank Financial, BMO Capital Markets and Roth Capital Partners, LLC served as financial advisors, and Stikeman Elliott LLP and Vinson & Elkins L.L.P. served as legal advisors to Lion. Barclays Capital Inc. served as exclusive M&A and capital markets advisor, and Husch Blackwell LLP and Borden Ladner Gervais LLP served as legal advisors to Northern Genesis. Barclays Capital Inc. served as lead placement agent and BMO Capital Markets and Roth Capital Partners, LLC served as placement agents for the PIPE. Mayer Brown LLP served as legal advisor to the lead placement agent.

To celebrate the completion of the transaction, Lion’s team will ring the closing bell at the NYSE at 4:00 pm EDT on May 7, 2021. A live stream of the event and replay can be accessed by visiting https://www.nyse.com/bell. A similar event will be held on May 10, 2021, when Lion’s team will ring the opening bell at the TSX at 9:30 am EDT.

About Lion Electric

Lion Electric is an innovative manufacturer of zero-emission vehicles. The company creates, designs and manufactures all-electric class 5 to class 8 commercial urban trucks and all-electric buses and minibuses for the school, paratransit and mass transit segments. Lion is a North American leader in electric transportation and designs, builds and assembles all its vehicles’ components, including chassis, battery packs, truck cabins and bus bodies.

Always actively seeking new and reliable technologies, Lion vehicles have unique features that are specifically adapted to its users and their everyday needs. Lion believes that transitioning to all-electric vehicles will lead to major improvements in our society, environment and overall quality of life.

The Lion Electric Co 921, chemin de la Rivière-du-Nord, Saint-Jérôme, QC, J7Y 5G2

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Forward-Looking Statements

All statements other than statements of historical facts contained in this press release constitute “forward-looking statements” (which shall include forward-looking information within the meaning of Canadian securities laws) within the meaning of Section 27A of the Securities Act, including statements regarding the listing of Lion’s common shares and warrants on the NYSE and the TSX and statements regarding the filing by Lion of its final non-offering prospectus. Forward-looking statements may generally be identified by the use of words such as “believe,” “may,” “will,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “could,” “plan,” “potential,” “future,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters, although not all forward-looking statements contain such identifying words. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of Lion’s management and are not predictions of actual performance. These forward-looking statements are provided for the purpose of assisting readers in understanding certain key elements of Lion’s current objectives, goals, targets, strategic priorities, expectations and plans, and in obtaining a better understanding of Lion’s business and anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes and is not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability.

Forward-looking statements involve inherent risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of Lion, and are based on a number of assumptions, as well as other factors that Lion believes are appropriate and reasonable in the circumstances, but there can be no assurance that such estimates and assumptions will prove to be correct or that Lion’s vision, business, objectives, plans and strategies will be achieved. Many risks and uncertainties could cause Lion’s actual results, performance or achievements or future events or developments to differ materially from those expressed or implied by the forward-looking statements.

In addition, forward-looking statements reflect Lion’s expectations, plans or forecasts of future events and views as of the date of this press release. Lion anticipates that subsequent events and developments will cause Lion’s assessments to change. However, while Lion may elect to update these forward-looking statements at some point in the future, Lion has no intention and undertakes no obligation to do so, except as required by applicable law. These forward-looking statements should not be relied upon as representing Lion’s assessments as of any date subsequent to the date of this press release. Lion’s forward-looking statements are expressly qualified in their entirety by this cautionary statement. The complete version of the cautionary note regarding forward-looking statements as well as a description of the relevant assumptions and risk factors likely to affect Lion’s actual results, performance or achievements or future events or developments to differ materially from those expressed or implied by the forward-looking statements are included in the registration statement on Form F-4 filed by Lion under its profile on EDGAR at www.sec.gov.

Contacts:

MEDIA

Patrick Gervais

Vice President of Marketing and Communications

Patrick.Gervais@thelionelectric.com

514-992-1060

INVESTORS

Isabelle Adjahi

Vice President, Investor Relations and Sustainable Development

Isabelle.Adjahi@thelionelectric.com

450-432-5466, extension 171

The Lion Electric Co 921, chemin de la Rivière-du-Nord, Saint-Jérôme, QC, J7Y 5G2

450 432-5466 |1 855 546-6706          thelionelectric.com